

December 23, 2022

Andrew Lee
Chief Executive Officer
Global Engine Group Holding Ltd
Room C, 19/F, World Tech Centre
95 How Ming Street, Kwun Tong
Kowloon, Hong Kong

      Re: Global Engine Group Holding Ltd
          Amendment No. 1 to Registration Statement on Form F-1
          Filed December 7, 2022
          File No. 333-266919

Dear Andrew Lee:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form F-1 filed December 7, 2022

Risk Factors
We have a substantial customer concentration..., page 19

1. Please clarify your disclosure regarding your significant customers for the fiscal year ended June 30, 2022. For example, you state that had two major third-party customers but then list four companies; you also identify VNET Group, Inc. and Diyixian.com Limited as a single third-party customer. Additionally, you disclose that you have entered into two separate agreements with Diyixian.com Limited but have filed only one of these agreements as an exhibit. Please tell us what consideration you gave to filing the other agreement as an exhibit. Similarly, please file the agreements with your related party customers, Macro Systems Limited and DataCube Research Center Limited, or explain

why they are not required to be filed. Refer to Item 601(b)(10) of Regulation S-K. Finally, it appears that several agreements with your significant customers have expired or will terminate in 2022. Please address the risks to the company and how the company will be impacted when and if the agreements terminate.

 You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce, Staff Attorney, at (202) 551-3887 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Arila Zhou